SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)[1]
Cadence Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

12738T 10 0
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: John C. MacMurray, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 12738T 10 0	Page 2 of 10 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners VI, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,432,241
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,432,241
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,241
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 3 of 10 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP VI Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 90,369
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 90,369
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,369
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 4 of 10 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Partners VII, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,101,060
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,101,060
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,060
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 5 of 10 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS DP VII Associates, L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,951
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,951
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,951
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 12738T 10 0	Page 6 of 10 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Domain Associates, LL.C. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 27,500
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 12738T 10 0	Page 7 of 10 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 5, 2008 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

(a)       Item 2(a) is hereby amended to add Domain Partners VII, L.P., a Delaware limited partnership ("DP VII"), and DP VII Associates, L.P., a Delaware limited partnership ("DP VII A"), as Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The amended agreement among the Reporting Persons to file as a group (the “Amended Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c)   Item 2(b)-(c) is hereby amended to add the following information: The principal business of each of DP VII and DP VII A is that of a private investment partnership. The sole general partner of DP VII and DP VII A is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company (“OPSA VII”). The principal business of OPSA VII is that of acting as the general partner of DP VII and DP VII A. James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Nicole Vitullo and Brian K. Halak are the managing members of OPSA VII.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On February 13, 2009, the Issuer entered into a securities purchase agreement (the “February 2009 Purchase Agreement”) with various institutional investors, including DP VII and DP VII A, pursuant to which DP VII and DP VII A purchased an aggregate of 2,780,674 shares of Common Stock (the "Shares") and Warrants to purchase up to an aggregate of 1,390,337 shares of common stock (the "Warrants") in a private placement. The purchase price for each Share was $7.13 and the purchase price for each Warrant was $0.125. The Shares and the Warrants were issued on February 18, 2009, and the Warrants are exercisable at an exercise price of $7.84 per share, payable in cash or by net exercise, until February 18, 2014. The Form of the February 2009 Purchase Agreement is Exhibit B hereto, and is incorporated herein by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Commission on February 20, 2009 (the "8-K"), and any description thereof is qualified in its entirety by reference thereto. The Form of Warrant is Exhibit C hereto, and is incorporated herein by reference to Exhibit 10.2 to the 8-K, and any description thereof is qualified in its entirety by reference thereto. The source of funds for such purchases was the working capital of DP VII and DP VII A, respectively.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

DP VII and DP VII A acquired securities of the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

The information below is based on a total of 50,403,779 shares of Common Stock outstanding after the completion of the private placement described in Item 3 above, and gives effect to the exercise of the Warrants held by DP VII and DP VII A.

CUSIP No. 12738T 10 0	Page 8 of 10 Pages

(a)        DP VI directly beneficially owns 8,432,241 shares of Common Stock, or approximately 16.7% of the Common Stock outstanding. DP VI A directly beneficially owns 90,369 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. DP VII directly beneficially owns 4,101,060 shares of Common Stock, or approximately 8.0% of the Common Stock outstanding. DP VII A directly beneficially owns 69,951 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA VI, as the general partner of DP VI and DP VI A, may be deemed to indirectly beneficially own the securities owned by DP VI and DP VI A. OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities owned by DP VII and DP VII A. DA directly beneficially owns 27,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

(b)          The managing members of OPSA VI, OPSA VII and DA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VI, DP VI A, DP VII, DP VII A and DA, respectively. Each of the managing members of OPSA VI, OPSA VII and DA disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VI, OPSA VII and/or DA, in the securities owned by DP VI, DP VI A, DP VII, DP VII A and/or DA.

(c)          Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)          Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the February 2009 Purchase Agreement, and as further described therein, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, both the shares of Common Stock and shares of Common Stock underlying the Warrants purchased in the private placement described in Item 3 above. Under the terms of the February 2009 Purchase Agreement, the Issuer is required to file a registration statement with the Commission on or before March 20, 2009. The Issuer also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Amended Joint Filing Agreement (appears at page 10 of this Statement)

Exhibit B – Form of February 2009 Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Commission on February 20, 2009)

Exhibit C – Form of Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer's Report on Form 8-K filed with the Commission on February 20, 2009)

CUSIP No. 12738T 10 0	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2009

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 12738T 10 0	Page 10 of 10 Pages

Exhibit A

AMENDED AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 23, 2009

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member